RRusso@gibsondunn.com
June 29, 2009

(303) 298-5715	C 97394-00079
(303) 313-2838
VIAEDGAR
Alexandra M. Ledbetter
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Williams Companies, Inc. File No. 333-159558 Registration Statement on Form S-4
Dear Ms. Ledbetter:
     Pursuant to the request contained in your comment letter of June 25, 2009, with respect to the above-referenced Registration Statement, this letter will serve to confirm for you that this firm concurs with your understanding that the reference to the Delaware General Corporation Law in its legal opinion included as Exhibit 5.1 to such Registration Statement includes the Delaware General Corporation Law, the applicable provisions of the constitution of the state of Delaware and the reported judicial decisions interpreting those laws.
Very truly yours,
/s/ Richard Russo
RMR/ka